Bollente Companies, Inc.

November 2, 2016

Larry Spirgel
Securities and Exchange Commission
100 F. Street, NE
Washington, D.C. 20549

Re:           Bollente Companies, Inc.
Form 10-K for Fiscal Year Ended December 31, 2015
Filed May 9, 2016
Form 10-Q for Fiscal Quarter Ended June 30, 2016
Filed August 22, 2016
File No. 000-54219

Dear Mr. Spirgel,

This correspondence is in response to your letter dated September 20, 2016 in reference to our above mentioned filings.

We have keyed our responses to your comment items in their original numeric order.

Form 10-K for Fiscal Year Ended December 31, 2015

Business, page 4

1. You disclose that you manufacture and distribute trutankless electric water heaters, online control panels, water circulation pumps and your new line of electric tankless water heaters geared toward budget-driven customers. It is not clear from your disclosure the extent to which each of these products is commercially available and is currently being manufactured and distributed. Please discuss the status of all your products and services.

Also discuss your manufacturing facilities, sources and availability of raw materials and the names of principal suppliers.

Response: We have revised our Business disclosure to clarify the status of our products and services  and also to discuss our manufacturing facilities, sources and availability of raw materials and the names of suppliers as follows:

Trutankless®

Our trutankless® water heaters are available through wholesale plumbing distributors, including Ferguson, Hajoca, Hughes Supply, WinSupply locations, Morrison Supply, and several regional distributors. A partial listing of wholesalers may be found on our website (www.trutankless.com).

Bollente Companies, Inc.
November 2, 2016
Page

MYTankless.com

MYTankless.com is available as a service to consumers of trutankless® water heaters. We have applications available for download from the Google Play and Apple iOS stores, which like the online control panels, allows monitoring and control of the tankless systems.

truCirc

Our new product, truCirc, was unveiled on January 20, 2015 at the 2015 International Builders’ Show in Las Vegas and is still in the development phase. While not yet commercially available, trutankless products are expected to be compatible. Alternatively, truCirc is expected to be a stand alone product for customers who don’t utilize trutankless.

Vero

Our trutankless® water heaters are available through wholesale plumbing distributors, including Ferguson, Hajoca, Hughes Supply, WinSupply locations, Morrison Supply, and several regional distributors. A partial listing of wholesalers may be found on our website (www.trutankless.com).

Customers and Markets

We sell our products to plumbing wholesale distributors and dealers.

Wholesalers. Approximately 98.3% of our sales in 2015 and 93.5% of our sales in 2014 were to wholesale distributors for commercial and residential applications. We rely on commissioned manufacturers’ representatives to market our product lines. Additionally, our products are sold to independent dealers throughout the United States.

Manufacturing and Distribution

Our principal supplier is Sinbon Electronics, a contract manufacturer and engineering company based in Taiwan with manufacturing facilities in China. Sinbon handles procurement and supply chain management. We have an engineering agreement which is ongoing and our manufacturing agreement is currently being negotiated.

Finished products are generally shipped Free on Board (FOB) Shanghai via ocean freight and are warehoused at Associated Global Systems located in Phoenix, Arizona. Merchandise is typically shipped using common carriers or freight companies are selected at the time of shipment based on order volume and the best available rates.

Bollente Companies, Inc.
November 2, 2016
Page

Management’s Discussion and Analysis of Financial Condition and Results of Operations

2. Quantify the contribution of each of your products and services to your revenues. Discuss any trends or uncertainties in the sales or costs of your products and services for the periods discussed.

Response: We have revised this section as follows:

Revenues

In the year ended December 31, 2015 we generated $265,504 in revenues, as compared to $238,912 in revenues in the prior year. The increase in sales was attributable mostly to sales of our trutankless® products and also the sale of Vero products which Vero products were not sold in 2014. Cost of goods sold was $342,999, as compared to $440,330 in the prior year.

To the knowledge of management, the Company is unaware of any trends or uncertainties in the sales or costs of our products and services for the periods discussed.

3. Please discuss the drivers behind any material changes in your research and development expenses. We note that your research and development expenses significantly decreased in the amount of $558,057 from the fiscal year ended December 31, 2014 to the fiscal year ended December 31, 2015.

Response: We revised this section to add:

In 2014, the Company was still spending funds on developing our products.

4. We note your references to loss on debt conversion. Please expand your discussion to clarify how the amount was determined.

Response: We revised our discussion as follows:

The loss on debt conversion amount was determined as follows: Amount owed to Perigon totaled $275,000. We issued 1,100,000 shares valued at $1.00 per share based on prior stock issuances. The total value converted was $1,100,000 which left an $825,000 loss on conversion.

5. Disclose the amount paid in royalties to unit holders for the periods being presented.

Response: We revised this section to disclose that zero (0) has been paid in royalties to unit holders for the periods presented.

Bollente Companies, Inc.
November 2, 2016
Page

Exhibits

6. Please file all exhibits required by Item 601 of Regulation S-K. We note that you did not file a number of exhibits including your articles of incorporation, bylaws, and a list of subsidiaries. We further note that you have not filed several material contracts, including the following:

•	Consulting and employment agreements;

•	The manufacturer incentive agreement with Meritage Homes Corporation;

•	Property leases, including with a related party;

•	Debt agreements, including with related parties; and

•	Unit purchase agreements entitling investors to royalty interests in the gross margin of product sold by Bollente International, Inc.

Response: We filed all exhibits required by Item 601 of Regulation S-K in the amended 10-K filing.

Form 10-Q for Fiscal Quarter Ended June 30, 2016

Management’s Discussion and Analysis of Financial Condition and Results of Operations

7. Please disclose the conversion terms of the secured convertible promissory notes and warrants outstanding as of June 30, 2016 and the convertible promissory note under the secured loan agreement executed on August 2, 2016.

Response: We disclosed the conversion terms of the secured convertible promissory notes and warrants outstanding as of June 30, 2016 and the convertible note under the secured loan agreement executed on August 2, 2016 as follows:

Secured Convertible Note and Warrant Financing

The outstanding principal amounts and accrued but unpaid interest of the notes are convertible at any time at the option of the holder into common stock at a conversion price of $1.00 per share.

Secured Loan Agreement and Warrant Agreement

The outstanding principal amount and accrued but unpaid interest of the Loan is convertible at any time at the option of the Lender into common stock at a conversion price of $0.25 per share.

Bollente Companies, Inc.
November 2, 2016
Page

Exhibits

8. Please file the secured convertible promissory notes and warrants financing agreement outstanding as of June 30, 2016 and the secured loan agreement and warrant agreement executed on August 2, 2016 as exhibits.

Response: We filed the secured convertible promissory notes and warrants financing agreement outstanding as of June 30, 2016 and the secured loan agreement and wattant agreement executed on August 2, 2016 as exhibits.

In connection with the response to your comments, Bollente Companies, Inc. acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff Comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any additional questions, please do not hesitate to contact me at (480) 275-7572.

/S/ Robertson J. Orr
Robertson J. Orr, President and CEO